SUEZ LYONNAISE DES EAUX NEWS

Friday, July 30, 1999

Suez Lyonnaise Extends Nalco Tender Offer

         Paris, France and Naperville, Illinois - Suez Lyonnaise des Eaux (Paris
Bourse: LY), a world leader in private infrastructure services, today announced that it has extended the period for its tender offer for shares of Nalco Chemical Company (NYSE: NLC), a leading provider of water treatment services and products, to 12:00 midnight, New York City time, on Friday, August 20, 1999. The offer by H2O Acquisition Co., a wholly owned subsidiary of Suez Lyonnaise des Eaux, had previously been scheduled to expire on Friday, July 30, 1999.

         At the close of trading in New York on Thursday, July 29, 1999, 33,316,018 shares of common stock of Nalco had been validly tendered in connection with the offer. No shares had been tendered by guaranteed delivery.

         With annual revenues of $32.5 billion, Suez Lyonnaise des Eaux is a world leader in private infrastructure services, with operations in more than 120 countries. The company is a market leader in the water sector, supplying drinking water to 77 million people and providing wastewater services to 52 million people. The Group's three international core business sectors are: energy, water, and waste services.

         Based in Naperville, Illinois, outside of Chicago, Nalco Chemical Company employs 7,000 people of which about 3,600 are engineers and technicians with direct customer contact and 300 are researchers located in five R&D centers.

          Nalco Contact: Graham Jackson - 630-305-1365 or Paul Cholette - 630-305-1147.

          Suez Lyonnaise des Eaux contact: John Ferguson, Morrow & Co.- 212-754-8000.